Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Beginnings Acquisition Corp. on Amendment No. 1 to Form S-4 (File No. 333-256137) of our report dated March 31, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 14, 2021, with respect to our audit of the financial statements of New Beginnings Acquisition Corp. as of December 31, 2020 and for the period from August 20, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

San Francisco, CA

June 21, 2021